SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 RCN Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749361101
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                                 (CUSIP Number)

                               September 14, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for reporting person's initial filings on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP No. 749361101                                            Page 2 of 7 Pages
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON

      Plainfield Special Situations Master Fund Limited

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). 98-0451872
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
   NUMBER OF      5     SOLE VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         6     SHARED VOTING POWER
   REPORTING
    PERSON              4,127,616
     WITH         --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        4,127,616
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,127,616
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
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

                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP No. 749361101                                            Page 3 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Plainfield Asset Management LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). 20-2332356
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      5     SOLE VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         6     SHARED VOTING POWER
   REPORTING
    PERSON              4,127,616
     WITH         --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        4,127,616
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,127,616
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP No. 749361101                                            Page 4 of 7 Pages
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON

      Max Holmes

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
   NUMBER OF      5     SOLE VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         6     SHARED VOTING POWER
   REPORTING
    PERSON              4,127,616
     WITH         --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        4,127,616
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,127,616
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                                               Page 5 of 7 Pages

Item 1(a).  Name of Issuer:

            This statement on Schedule 13G (this "Statement") relates to securities issued by RCN Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The principal executive office of the Issuer is 196 Van Buren Street, Herndon, Virginia 20170.

Item 2(a).  Name of Person Filing:

            This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund"), (ii) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (iii) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, shall not be construed as an admission by any of the Reporting Persons that a "group" exists or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 2(b).  Address of Principal Business Office:

            The principal business address and principal office address of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).  Citizenship:

            For citizenship information for the Reporting Persons see item 4 of the cover sheet of each Reporting Person.

Item 2(d).  Title of Class of Securities:

            This Statement relates to common stock, $0.01 par value per share of the Issuer (the "Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number relating to the Common Stock is 749361101.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

                                                               Page 6 of 7 Pages

Item 4.     Ownership:

            See Items 5-9 and 11 on the cover page for each Reporting Person. The ownership listed on the cover page includes ownership by the Reporting Persons as of August 31, 2007 of warrants that are exercisable for an aggregate of 4,127,616 shares of Common Stock of the Issuer (after giving effect to certain adjustments pursuant to the terms of such warrants). The percentage ownership listed on the cover page has been calculated in accordance with ss. 240.13d-3(d)(1) and is based upon 37,875,774 shares of the Issuer's Common Stock outstanding on August 3, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

            The warrants were issued in connection with the redemption of the Issuer's second-lien convertible notes on May 25, 2007. The second-lien convertible notes were also convertible into the Issuer's Common Stock. On September 14, 2006, ownership by the Reporting Persons exceeded five percent of the Issuer's Common Stock, calculated in accordance with ss. 240.13d-3(d)(1) and based upon 37,076,049 shares of the Issuer's Common Stock outstanding on August 4, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

            The Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Asset Management is the Manager of the Master Fund. Max Holmes is the chief investment officer of Asset Management.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Except as stated elsewhere in Item 4 of this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certifications:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2007


                                PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                LIMITED

                                By: /s/ THOMAS X. FRITSCH
                                    ---------------------
                                Thomas X. Fritsch
                                Authorized Individual


                                PLAINFIELD ASSET MANAGEMENT LLC

                                By: /s/ THOMAS X. FRITSCH
                                    ---------------------
                                Thomas X. Fritsch
                                Senior Vice President and General Counsel


                                MAX HOLMES

                                By: /s/ THOMAS X. FRITSCH
                                    ---------------------
                                Thomas X. Fritsch
                                Attorney-in-fact*

      * Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit A to this Schedule 13G.

                                                                       EXHIBIT A

                            LIMITED POWER OF ATTORNEY

      KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas
X. Fritsch, as the undersigned's true and lawful attorney-in-fact, limited solely to the following purposes, to:

            (1) execute for and on the undersigned's behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission ("SEC") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned's beneficial ownership of and transactions in reportable securities;

            (2) do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

            (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned's behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

      The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

      Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned's death, (b) automatically upon the attorney-in-fact being notified of the undersigned's disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.


      /s/ Max Holmes
      ----------------------------
      MAX HOLMES

      STATE OF CONNECTICUT
      COUNTY OF FAIRFIELD

      This document was acknowledged before me on February 1, 2007 by Max
Holmes.


      /s/ Theresa Lowe
      ----------------------------
      Notary Public

                                                                       EXHIBIT B

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: August 31, 2007


                                PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                LIMITED

                                By: /s/ THOMAS X. FRITSCH
                                    ---------------------
                                Thomas X. Fritsch
                                Authorized Individual


                                PLAINFIELD ASSET MANAGEMENT LLC

                                By: /s/ THOMAS X. FRITSCH
                                    ---------------------
                                Thomas X. Fritsch
                                Senior Vice President and General Counsel


                                MAX HOLMES

                                By: /s/ THOMAS X. FRITSCH
                                    ---------------------
                                Thomas X. Fritsch
                                Attorney-in-fact*

      * Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit A to the Schedule 13G to which this Joint Filing Agreement is attached.